SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Commission file number: 001-14236	(FelCor Lodging Trust Incorporated)
Commission file number: 333-39595-01	(FelCor Lodging Limited Partnership)

Date of Report (Date of earliest event reported): April 23, 2017

FelCor Lodging Trust Incorporated

FelCor Lodging Limited Partnership

(Exact name of registrant as specified in its charter)

Maryland	(FelCor Lodging Trust Incorporated)	75-2541756
Delaware	(FelCor Lodging Limited Partnership)	75-2544994
(State or Other Jurisdiction of Incorporation or Organization)		(I.R.S. Employer Identification No.)

125 E. John Carpenter Frwy. Suite 1600 Irving, Texas	75062
(Address of principal executive offices)	(Zip Code)

(972) 444-4900

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Definitive Agreement.

On April 23, 2017, FelCor Lodging Trust Incorporated, a Maryland corporation (“FelCor”), FelCor Lodging Limited Partnership, a Delaware limited partnership (“FelCor LP”), RLJ Lodging Trust, a Maryland real estate investment trust (“RLJ”), RLJ Lodging Trust, L.P., a Delaware limited partnership (the “Operating Partnership”), Rangers Sub I, LLC, a Maryland limited liability company and a wholly owned subsidiary of the Operating Partnership (“REIT Merger Sub”), and Rangers Sub II, LP, a Delaware limited partnership and an indirect wholly owned subsidiary of the Operating Partnership (“Partnership Merger Sub”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides for the merger of Partnership Merger Sub with and into FelCor LP, with FelCor LP surviving as a wholly owned subsidiary of the Operating Partnership (the “Partnership Merger”), and immediately thereafter, the merger of FelCor with and into REIT Merger Sub, with REIT Merger Sub surviving as a wholly owned subsidiary of the Operating Partnership (the “REIT Merger” and, together with the Partnership Merger, the “Mergers”).  Closing of the Mergers under the Merger Agreement will occur as promptly as practicable following satisfaction of all closing conditions, and either RLJ or FelCor may terminate the Merger Agreement if closing has not occurred by December 28, 2017 (the “Outside Date”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the REIT Merger, each outstanding share of common stock, par value $0.01 per share, of FelCor (the “FelCor Common Stock”) will be converted into the right to receive 0.362 (the “Common Exchange Ratio”) common shares of beneficial interest, par value $0.01 per share, of RLJ (the “RLJ Common Shares”), and each share of $1.95 Series A cumulative convertible preferred stock, par value $0.01 per share, of FelCor (the “FelCor Series A Preferred Stock”) will be converted into the right to receive one share of newly created Series A cumulative convertible preferred shares, par value $0.01 per share, of RLJ (the “RLJ Series A Preferred Shares”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Partnership Merger, which will occur immediately prior to the REIT Merger, each external limited partner of FelCor LP will be entitled to redeem or exchange its outstanding common limited partnership units in FelCor LP (the “FelCor LP Common Units”) for shares of FelCor Common Stock, which will in turn be converted into the right to receive a number of newly issued RLJ Common Shares based on the Common Exchange Ratio.  At the effective time of the Partnership Merger, each outstanding FelCor LP Common Unit of any holder who does not make the foregoing election will be converted into the right to receive a number of common limited partnership units in the Operating Partnership (the “RLJ LP Common Units”) based on the Common Exchange Ratio.  No fractional shares or units of RLJ Common Shares or RLJ LP Common Units will be issued in the Mergers, and the value of any fractional interests to which a holder would otherwise be entitled will be paid in cash.

As of the business day immediately preceding the Mergers, each outstanding share of FelCor’s restricted stock will automatically become fully vested, and at the effective of the REIT Merger, such shares will be converted into the right to receive RLJ Common Shares based on the Common Exchange Ratio.  Each outstanding restricted stock unit of FelCor (“FelCor RSU”) will automatically become vested in the number of shares of FelCor Common Stock determined as set forth in the award agreement governing such FelCor RSU, and at the effective time of the REIT Merger, such shares will be converted into the right to receive RLJ Common Shares based on the Common Exchange Ratio.  Any dividend equivalents will become fully vested and converted into the right to receive cash.

The Operating Partnership will provide the consideration payable in connection with the Mergers to holders of record of FelCor Common Stock, FelCor Series A Preferred Stock, and FelCor LP Common Units.  Prior to the Mergers, to facilitate such transactions, RLJ will transfer to the Operating Partnership (or to the exchange agent on its behalf) a number of RLJ Common Shares and RLJ Series A Preferred Shares sufficient for such consideration to be paid in connection with the REIT Merger, in exchange for an equal number of RLJ LP Common Units and newly created Series A convertible preferred units of the Operating Partnership.  At the effective time of the Partnership Merger, all outstanding Series A convertible preferred units of FelCor LP will be cancelled.

The REIT Merger will be treated as a taxable sale by FelCor of all of FelCor’s assets to the Operating Partnership in exchange for the aggregate consideration in the REIT Merger and the assumption of all of FelCor’s liabilities, immediately followed by a distribution of the aggregate consideration in the REIT Merger by FelCor to the holders of equity interests in FelCor in liquidation of FelCor.

At the effective time of the REIT Merger, the holders of RLJ Series A Preferred Shares will have the same rights as they had with respect to FelCor Series A Preferred Shares.  Holders of RLJ Series A Preferred Shares generally will not have voting rights, except on matters that would materially adversely affect their rights as such holders.  The RLJ Series A Preferred Shares will be entitled to quarterly dividends payable in arrears, each in an amount equal to the greater of $1.95 per annum or the cash distributions declared or paid for the corresponding period on the number of RLJ Common Shares into which each RLJ Series A Preferred Share is convertible.  The RLJ Series A Preferred Shares will have a liquidation preference of $25.00 per share, plus all accrued and unpaid dividends, and otherwise may be converted to RLJ Common Shares at the election of the holder.  Any time following the issuance of such shares, RLJ, at its option, may redeem the RLJ Series A Preferred Shares in whole or in part, subject to certain notice requirements and the market price being equal to or exceeding the conversion price for at least 20 trading days within a 30-consecutive day period. The initial conversion price for the RLJ Series A Preferred Shares is equal to $89.09, equivalent to a conversion rate of 0.2806 RLJ Common Shares for each RLJ Series A Preferred Share.

Each of the board of trustees of RLJ and the board of directors of FelCor has unanimously approved the Merger Agreement and the Mergers.  RLJ has agreed to recommend that its shareholders approve the issuance of RLJ Common Shares in connection with the REIT Merger by a majority of the votes cast by RLJ shareholders (the “RLJ Shareholder Approval”).  In addition, FelCor has agreed to recommend that its stockholders approve the REIT Merger by a majority of the outstanding shares of FelCor Common Stock (the “FelCor Stockholder Approval”).  Under the Merger Agreement, each party must submit to its respective shareholders or stockholders a proposal for the requisite approval, unless (i) such party’s board makes a change in recommendation with respect to a superior proposal (generally, a transaction for more than 50% of the equity or assets of a party, that such party’s board deems to be more favorable from a financial point of view than the Mergers), (ii) such party otherwise complies with the no-solicitation provisions of the Merger Agreement (as described below), and (iii) the Merger Agreement is terminated in accordance with the termination provisions.

The parties to the Merger Agreement have made certain customary representations and warranties in the Merger Agreement and have agreed to customary covenants, including with respect to the conduct of business prior to the closing and covenants prohibiting both parties and their respective subsidiaries and representatives from soliciting, providing information, or entering into discussions concerning proposals relating to an alternative acquisition transaction (for 20% or more of the equity or assets), subject to certain limited exceptions.  Prior to obtaining the requisite shareholder or stockholder approval, either party may terminate the Merger Agreement (to enter into an agreement with respect to a superior proposal or change its recommendation to vote for the transaction) only if it has received an unsolicited written acquisition proposal that constitutes (or, in the case of a change in recommendation, could reasonably be expected to lead to) a superior proposal, and the failure to change recommendation would be inconsistent with the applicable board’s duties under applicable law.  Under these no-solicitation provisions, a party must notify the other party if it receives an alternative acquisition proposal and allow for negotiations for a specified period.

The completion of the Mergers is subject to customary conditions, including: (i) the approval of the REIT Merger by FelCor’s stockholders; (ii) the approval of the issuance of RLJ Common Shares by RLJ’s shareholders; (iii) effectiveness of the registration statement that will contain the joint proxy statement/prospectus sent to RLJ’s shareholders and FelCor’s stockholders; (iv) no injunction or law prohibiting the Mergers; (v) approval for listing on the New York Stock Exchange (“NYSE”) of the RLJ Common Shares to be issued in the Mergers or reserved therefor; (vi) accuracy of each party’s representations, subject in most cases to materiality or material adverse effect qualifications; (vii) the absence of a material adverse effect on either RLJ or FelCor; (viii) material performance and compliance with each party’s covenants; and (ix) the receipt of tax opinions relating to REIT status of RLJ and FelCor.

The Merger Agreement may be terminated under certain circumstances, including by either party (i) if the Mergers have not been consummated on or before December 28, 2017; (ii) upon entry of a final and non-appealable order prohibiting the transaction; (iii) upon a failure of either party to obtain the requisite approval of its shareholders or stockholders; (iv) upon such party entering into an alternative acquisition agreement with respect to a superior proposal and such party paying its applicable termination fee; (v) upon the other party’s board changing its recommendation with respect to the transaction or such other party entering into an alternative acquisition agreement; or (vi) upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied.

In connection with the termination of the Merger Agreement under specified circumstances, RLJ may be required to pay to FelCor a termination fee of $95 million and/or reimburse FelCor’s transaction expenses in an amount equal to $20 million, or FelCor may be required to pay to RLJ a termination fee of $39 million and/or reimburse the RLJ’s transaction expenses in an amount equal to $20 million.  Circumstances requiring the payment of a termination fee and/or expense reimbursement include the following: (i) if a party terminates to enter into a superior proposal, the terminating party pays the applicable termination fee; (ii) if an acquisition proposal is pending and the Merger Agreement is terminated for a failed shareholder or stockholder vote, breach or the Outside Date, and within 12 months a party consummates an acquisition proposal, such party pays the applicable termination fee; (iii) if either party makes a change in recommendation or enters into an alternative acquisition agreement (with respect to an acquisition proposal or superior proposal), such party pays the applicable termination fee; (iv) if either party makes a change in recommendation and that party’s shareholders fail to approve the transaction, the failing party pays the applicable termination fee; (v) if either party terminates the Merger Agreement due only to a failed shareholder vote, the failing party pays the expense reimbursement amount; and (vi) if either party terminates the Merger Agreement due only to the other party’s breach, the breaching party pays the expense reimbursement amount.  For purposes of these termination provisions only, the term “acquisition proposal” means a proposal for more than 50% of the applicable company.

The Merger Agreement provides that, as of the effective time of the REIT Merger, the Board of Trustees of RLJ will be increased to eight members, including all of the current members of the Board of Trustees of RLJ and one current director of FelCor who shall be mutually acceptable to FelCor and RLJ and appointed to the Board of Trustees of RLJ.

The Mergers are expected to close by the end of 2017.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement.  The Merger Agreement has been attached to provide investors with information regarding its terms and conditions.  It is not intended to provide any other factual information about RLJ or FelCor. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties.  Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about RLJ or FelCor at the time they were made or otherwise.

Item 8.01.	Other Events.

Voting Agreements

In connection with the execution of the Merger Agreement, RLJ has entered into a voting agreement (each, a “RLJ Voting Agreement” and collectively, the “RLJ Voting Agreements”) with each of the following current and former executive officers of FelCor in their capacities as FelCor stockholders:  Steven R. Goldman, Thomas J. Corcoran, Jr., Troy A. Pentecost, Thomas C. Hendrick, Michael C. Hughes, and Jonathan H. Yellen (collectively, the “FelCor Executives”).  Collectively, the FelCor Executives beneficially own approximately 1.0% of the outstanding shares of FelCor common stock.  The RLJ Voting Agreements generally require, subject to certain exceptions, the FelCor Executives to vote all of the shares of FelCor common stock beneficially owned by them and capable of being voted in favor of approval of the REIT Merger and against any alternative acquisition proposals of third parties, actions or agreements that would reasonably be expected to result in the failure of a closing condition set forth in the Merger Agreement, and any actions that would reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement.  The RLJ Voting Agreements also restrict the FelCor Executives from, subject to certain permitted exceptions, transferring any subject securities or depositing any subject securities into a voting trust or other arrangement or granting any proxy or power of attorney.

In connection with the execution of the Merger Agreement, FelCor has entered into a voting agreement (each, a “FelCor Voting Agreement” and collectively, the “FelCor Voting Agreements”, and together with the RLJ Voting Agreements, the “Voting Agreements”) with each of the following executives of RLJ in their capacities as RLJ shareholders:  Robert L. Johnson, Ross H. Bierkan and Leslie D. Hale (collectively, the “RLJ Shareholders”).  Collectively, the RLJ Shareholders beneficially own approximately 1.4% of the outstanding shares of RLJ Common Shares.  The FelCor Voting Agreements generally require, subject to certain exceptions, the RLJ Shareholders to vote all of the shares of RLJ Common Shares beneficially owned by them and capable of being voted in favor of approval of the issuance of RLJ Common Shares and against any alternative acquisition proposals of third parties, actions or agreements that would reasonably be expected to result in the failure of a closing condition set forth in the Merger Agreement, and any actions that would reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement.  The FelCor Voting Agreements also restrict the RLJ Shareholders from, subject to certain permitted exceptions, transferring any subject securities or depositing any subject securities into a voting trust or other arrangement or granting any proxy or power of attorney.

The foregoing description of the Voting Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the forms of the Voting Agreements, which reflect substantially the forms of the Voting Agreements with the FelCor Executives and the RLJ Shareholders which are attached as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

Exhibit Number	Description
2.1*

Agreement and Plan of Merger, dated April 23, 2017, by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P., Rangers Sub I, LLC, Rangers Sub II, LP, FelCor Lodging Trust Incorporated, and FelCor Lodging Limited Partnership.

99.1	Form of Voting Agreement by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P., and a stockholder of FelCor Lodging Trust Incorporated.
99.2	Form of Voting Agreement by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, and a shareholder of RLJ Lodging Trust.

* Pursuant to Item 601(b)(2) of Regulation S-K, the Disclosure Letters and Exhibits to the Merger Agreement (identified therein) have been omitted from this Current Report on Form 8-K and will be furnished to the SEC supplementally upon request.

Forward Looking Statements

The information presented herein may contain forward looking statements. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which RLJ and FelCor operate and beliefs of and assumptions made by RLJ management and FelCor management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of RLJ or FelCor or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between FelCor and RLJ, including future financial and operating results, the attractiveness of the value to be received by FelCor stockholders, the attractiveness of the value to be received by RLJ, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that FelCor expects or anticipates will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. FelCor’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although FelCor believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, FelCor can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may materially and adversely affect FelCor’s or the combined company’s business, financial condition, liquidity, results of operations and prospects, as well as the ability to make distributions to shareholders, include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in the real estate industry, financial markets and interest rates, or to the business or financial condition of either company or business, (iii) increased or unanticipated competition for the companies’ properties, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger, (ix) the outcome of claims and litigation involving or affecting either company, (x) applicable regulatory changes, and (xi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by RLJ and FelCor from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither RLJ nor FelCor, except as required by law, undertakes any duty to update any forward looking statements appearing in this document, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed merger, RLJ expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of RLJ and FelCor that also constitutes a prospectus of RLJ, which joint proxy statement/prospectus will be mailed or otherwise disseminated to RLJ shareholders and FelCor stockholders when it becomes available. RLJ and FelCor also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by RLJ and FelCor with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by RLJ with the SEC will be available free of charge on RLJ’s website at www.rljlodgingtrust.com or by emailing RLJ Investor Relations at ir@rljlodgingtrust.com or at 301-280-7774. Copies of the documents filed by FelCor with the SEC will be available free of charge on FelCor’s website at www.felcor.com or by contacting FelCor Investor Relations at asalami@felcor.com or at 972-444-4967.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

RLJ and FelCor and their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about RLJ’s executive officers and trustees in RLJ’s definitive proxy statement filed with the SEC on March 28, 2017 in connection with its 2017 annual meeting of shareholders and in Form 4s of RLJ’s trustees and executive officers filed with the SEC. You can find information about FelCor’s executive officers and directors in FelCor’s preliminary proxy statement filed with the SEC on March 24, 2017 in connection with its 2017 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from RLJ or FelCor using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

April 24, 2017	By:	/s/ Jonathan H. Yellen
		Name:	Jonathan H. Yellen
		Title:	Executive Vice President, General Counsel and Secretary

FELCOR LODGING LIMITED PARTNERSHIP

	By:	FelCor Lodging Trust Incorporated
Its General Partner

April 24, 2017	By:	/s/ Jonathan H. Yellen
		Name:	Jonathan H. Yellen
		Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT LIST

Exhibit Number	Description
2.1*

Agreement and Plan of Merger, dated April 23, 2017, by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P., Rangers Sub I, LLC, Rangers Sub II, LP, FelCor Lodging Trust Incorporated, and FelCor Lodging Limited Partnership.

99.1	Form of Voting Agreement by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P., and a stockholder of FelCor Lodging Trust Incorporated.
99.2	Form of Voting Agreement by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, and a shareholder of RLJ Lodging Trust.

* Pursuant to Item 601(b)(2) of Regulation S-K, the Disclosure Letters and Exhibits to the Merger Agreement (identified therein) have been omitted from this Current Report on Form 8-K and will be furnished to the SEC supplementally upon request.